February 1, 2010

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated January 8, 2010
Tele Norte Leste Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed July 13, 2009
File No. 1-14487

Dear Mr. Spirgel:

By letter dated January 8, 2009, the staff of the Securities and Exchange Commission (the “Staff”) provided certain additional comments on the annual report on Form 20-F filed on July 13, 2009 (the “2008 Form 20-F”) by Tele Norte Leste Participações S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2008 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2008

Note 36—Summary of the differences between Brazilian GAAP and US GAAP, page F-87

(m) Income tax and social contribution, page F-95

1.	We note your response to prior comment 1, in which you state that all of the tax benefits taken in your tax returns were more likely than not of being sustained and were, therefore, recognized in your financial statements. In this regard, your disclosure at page F-97 regarding the amount of your “unrecognized tax benefits” is confusing since this term is defined by FIN 48 as the differences between a tax position taken in a tax return and the benefit recognized pursuant to FIN 48. Please revise your disclosure, in future filings, to more clearly describe your accounting treatment for these tax contingencies.

The Company will revise this disclosure in the Amended Form 20-F.

(q) Statement of cash flows, page F-99

2.	We note your response to prior comment 2. Please tell us the source of your understanding that the FASB staff will not object to a reclassification of this nature. In addition, we are confused by your statement that your proposed presentation of these amounts would be consistent with your accounting under Brazilian GAAP. It is unclear why these securities would be classified as investing activities under Brazilian GAAP since they are considered cash equivalents. Please advise.

In consultation with our former Independent Registered Public Accounting Firm regarding the application of SFAS 159, it is our understanding that the application of SFAS 159 was not intended to create symmetry issues for securities purchased prior to and sold after the adoption of SFAS 159 and accordingly the FASB staff would not object to the retrospective reclassification of this prior year amount.

To clarify the Company’s previous response to the Staff, a GAAP difference between Brazilian GAAP and U.S. GAAP remained in 2007 as an amount of R$760 million (2006 – zero) was considered to be cash equivalents for Brazilian GAAP and short-term investments (trading securities) under U.S. GAAP.

Therefore, considering the change in classification of these securities under U.S. GAAP upon application of SFAS 159 (from operating to investing activities), the Company is proposing to reclassify the aforementioned R$760 million from operating to investing activities under U.S. GAAP on the premise that application of SFAS 159 was not intended to create symmetry issues for securities purchased prior to (i.e., during 2007) and sold after the adoption of SFAS 159.

3.

We note your response to prior comment 3. We are still unclear as to the nature of all of the changes to the amounts reported as cash flows from operating, investing, and financing activities. For example, US GAAP cash flows from operating activities for 2007 was reported as R$3,009 in the 2007 Form 20-F and as R$4,683 in the 2008 Form 20-F, a difference of R$1,674. Similarly, US GAAP investing cash flows for 2007 changed by R$1,548. Please provide us with a reconciliation between the amounts of US GAAP 2007 and 2006 cash flows reported for each category in the 2007 20-F and the amounts reported for the same periods in your most recent 20-F. Please include a clear explanation of each reconciling item. In this regard, please expand your explanation of the difference of R$1,577 relating to reclassified cash flows, including how this amount was determined. Tell us how this reclassification relates to the reclassification you intend to make in an amended filing, as discussed in your response to our prior comment 2.

See the reconciliation below comparing the information originally presented and the related changes and the proposed amendment related to the 2006 cash flow information:

	2007
Operating activities under U.S. GAAP as originally disclosed	3,009
Liquidation of investments related to trading and held-to-maturity securities (adoption of FAS 159)	1,557	(a)
Out of Period adjustment to the amount of interest paid	144	(b)
Other adjustments introduced by Law No. 11,638/07	(27)

Operating activities under U.S. GAAP as disclosed in 2008 Form 20-F	4,683
Proposed reclassification of the purchase of trading securities	(760	)(c)
Operating activities under U.S. GAAP – revised	3,923
Investing activities under U.S. GAAP as originally disclosed	(2,700)
Liquidation of investments related to trading and held-to-maturity securities (adoption of FAS 159)	(1,557	)(a)
Other adjustments introduced by Law No. 11,638/07	9

Investing activities under U.S. GAAP as disclosed in 2008 Form 20-F	(4,248)

Proposed reclassification of trading securities	760	(c)
Investing activities under U.S. GAAP – revised	(3,488)

	2006
Operating activities under U.S. GAAP as originally disclosed	4,513
Liquidation of investments related to trading securities (adoption of FAS 159)	588	(a)
Out of Period adjustment to the amount of interest paid	148	(b)
Error in the amount of interest paid under Brazilian GAAP	(674	)(d)
Other adjustments introduced by Law No. 11,638/07	56

Operating activities under U.S. GAAP as disclosed in 2008 Form 20-F	4,631
Adjustment to the amount of interest paid – correction of error	674	(d)
Operating activities under U.S. GAAP – revised	5,305

Investing activities under U.S. GAAP as originally disclosed	(2,401)
Liquidation of investments related to trading (adoption of FAS 159)	(588	)(a)
Other adjustments introduced by Law No. 11,638/07	57

Investing activities under U.S. GAAP as disclosed in 2008 Form 20-F	(3,046)

(a) These amounts were previously treated as cash equivalents under Brazilian GAAP and, as a result of the new statutory law, were reclassified to short-term investments (trading and held-to-maturity securities). Under U.S. GAAP, such amounts were originally treated as trading and held-to-maturity securities. Upon such reclassification under Brazilian GAAP, cash flows related to these short-term investments were classified as investing activities under Brazilian GAAP. Under U.S. GAAP, cash flows related to these short-term investments were classified as investing activities upon adoption of SFAS 159 in 2008 and originally classified as operating activities through December 31, 2007.

(b) These amounts represent adjustment in the Company’s 2008 financial statements (as originally filed in the 2008 Form 20-F) to the amount of interest paid (as presented in the Company’s financial statements included in its 2007 20-F/A for the year ended December 31, 2007) related to the out-of-period adjustment in the amount of interest paid (as described in the analysis provided within the Company’s response to comment 4 included in the Company’s letter dated December 17, 2009 responding to the Staff’s comment letter dated November 24, 2009).

(c) In addition to the R$1,557 million in 2007 related to trading and held-to-maturity securities reclassified from operating to investing cash flows, there is an amount of R$760 million related to 2007 that was still presented as operating cash flows under U.S. GAAP as originally disclosed in the 2008 Form 20-F. In order to be consistent, the Company is proposing the reclassification of this amount to investing cash flows (see note (a) and response to comment 2 above)

(d) These amounts represent errors in the amount of interest paid in the Company’s 2006 cash flow statement under Brazilian GAAP which the Company intends to adjust by restating the 2006 cash flow information under Brazilian GAAP and U.S. GAAP included in the Company’s 2008 financial statements as originally filed in the 2008 Form 20-F.

4.	We note your response to prior comment 4. In light of the fact that you are amending your Form 20-F to correct a separate error in the cash flow statement and the significance of the amounts presented in your analysis, it is unclear why you do not intend to adjust the cash flow statement for these additional items. Please advise.

The Company has already corrected this error in the amounts of interest paid for 2007 and 2006 as an out-of-period adjustment in its financial statement for the year ended December 31, 2008 as originally presented by adjusting the 2007 and 2006 cash flow statements under Brazilian GAAP and the U.S. GAAP cash flow information disclosure included in such financial statements.

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Mark O. Bagnall of White & Case LLP at 305-995-5225 or Marcelo Augusto Salgado Ferreira at +55 21 3131-2871, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Officer
Tele Norte Leste Participações S.A.

cc:	Melissa Hauber, Senior Staff Accountant
Robert S. Littlepage, Jr., Accountant Branch Chief
Securities and Exchange Commission

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